Filed Pursuant to Rule 433

Registration No. 333-138101

March 22, 2007

The Cleveland Electric Illuminating Company

Pricing Term Sheet

Issuer	The Cleveland Electric Illuminating Company
Ratings	Baa3 (Positive) / BBB- (Stable) / BBB- (Positive) (Moody’s/S&P/Fitch)
Principal Amount	$250,000,000
Security Type	Senior Unsecured Notes
Trade Date	March 22, 2007
Settlement Date	March 27, 2007
Maturity Date	April 1, 2017
Coupon Payment Dates	Semi-annual payments on April 1 and October 1 of each year, beginning October 1, 2007
Call Structure	Make-whole call at T+20
Benchmark	UST 4.625% due 2/17
Benchmark Price	100- 06
Benchmark Yield	4.601%
Reoffer Spread	+112.0
Reoffer Yield	5.721%
Coupon	5.700%
Price	99.841% of principal amount
Gross Spread (%)	0.6500%
Gross Spread ($)	$1,625,000
Net Proceeds (%)	99.191%
Net Proceeds ($)	$247,977,500
Bookrunner	KeyBanc Capital Markets, a division of McDonald Investments Inc. (40%)
Greenwich Capital Markets, Inc. (40%)
Co-Manager(s)	Mizuho Securities USA Inc. (5%)
PNC Capital Markets LLC (5%)
Scotia Capital (USA) Inc. (5%)
The Williams Capital Group, L.P. (5%)
CUSIP	186108CF1
ISIN	US186108CF17

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Greenwich Capital Markets, Inc. by calling toll-free at 1-866-884-2071 or KeyBanc Capital Markets by calling toll-free at 1-866-227-6479.